Exhibit 99.2

The Board of Directors Davion Healthcare Plc The Cube

Monahan Road Cork

Ireland

T12 H1XY	3rd March 2025

Dear Sirs,

Re: Waiver of Salary under Service Contracts

We refer to our respective service agreements with Davion Healthcare Plc, each dated January 1, 2025 (the “Service Agreements”).

We hereby confirm and agree that, notwithstanding any provision of the Service Agreements, we voluntarily waive our entitlement to receive any salary from the Company until such time as the Company’s ordinary shares are listed on the Nasdaq Stock Market.

We further confirm that we irrevocably waive any right to accrue or claim unpaid salary in respect of the period prior to such listing.

This waiver shall be governed by and construed in accordance with the laws of Ireland.

Yours faithfully,

/s/ Jack Kaye

Name: Jack Harry Kaye

Title: Chief Executive Officer

/s/ David Over

Name: David Over

Title: Chief Commercial Officer